Arrived Homes, LLC

500 Yale Avenue North

Seattle, WA 98109

November 26, 2021

Division of Corporation

Finance Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ruairi Regan

Re:	Arrived Homes, LLC
Post Qualification Amendment on Form 1-A
Filed November 26, 2021
File No. 024-11325

Dear Mr. Regan,

We hereby submit the responses of Arrived Homes, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 9, 2021, providing the Staff’s comments with respect to the Company’s Post Qualification Amendment on Form 1-A to the Offering Statement on Form 1-A (the “Post Qualification Amendment No. 2”). Concurrently with the filing of this response letter, we have filed an amendment to the Post Qualification Amendment No. 2 (the “Amended Offering Circular”), and the Amended Offering Circular incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, below we have included the Staff’s comments followed by the Company’s corresponding responses. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Arrived Homes, LLC Consolidated Financial Statements (Unaudited) June 30, 2021, page F-2

1.	We note your financial statements for Arrived Homes, LLC as of and for the 6 months ended June 30, 2021 reflect the initial 6 Series of Arrived Homes, LLC. It appears that Arrived Homes, LLC has acquired additional properties through additional Series during the 6 months ended June 30, 2021. Please tell us how you determined it was unnecessary to reflect these Series in your financial statements as of and for the 6 months ended June 30, 2021.

Response: We have revised and restated the financial statement for Arrived Homes, LLC as of and for the 6 months ended June 30, 2021 to reflect all properties acquired during the 6 months ended June 30, 2021

Unaudited Pro Forma Combined Financial Statements, page F-58

1.	Please revise your pro forma financial information to include a pro forma combined balance sheet as of the end of the most recent period for which a balance sheet of the issuer is required. Please further revise to provide pro forma combined statements of comprehensive income for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. Refer to Part F/S of Form 1-A.

Response: We have revised our pro forma financial information to include a pro forma combined balance sheet as of the end of the most recent period for which a balance sheet of the issuer is required. Additionally we have revised our pro forma statements of comprehensive income for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.

2.	We note this offering circular is for Series Membership interests in 23 new series of the company. Please tell us how you determined it was unnecessary to reflect these 23 new series in your pro forma financial information. Refer to Part F/S of Form 1-A.

Response: We have revised our pro forma financial information to reflect the 23 new series for which we are seeking qualification of the membership interests in this offering circular.

If you would like to discuss the Company’s responses to the Staff’s comments or any other matters, please contact the undersigned or John Rostom, VP of Legal for the Company, at (814) 277-4833 or Paul C. Levites of Bevilacqua PLLC at (202) 869-0888 (ext. 103).

Sincerely,

ARRIVED HOMES, LLC

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc:	John Rostom
Paul C. Levites, Bevilacqua PCCL